Exhibit 99.1

A.P. Pharma Logo

News Release

                     A.P. PHARMA REPORTS THIRD QUARTER RESULTS
                    - APF112 Phase II Clinical Trial Initiated -
                    - Royalty Income Increases 23% Over Q3 2002 -

REDWOOD CITY, Calif. (November 7, 2003) - A.P. Pharma, Inc. (NASDAQ NM: APPA), a specialty pharmaceutical company, today reported financial results for the three months ended September 30, 2003, reflecting increased royalty income and contract revenues.

Current Highlights
------------------

 - Phase II study using APF112 for the treatment of pain following inguinal hernia procedures has been initiated.
 - IND for surgical/orthopedic indication follow-on product candidate targeted to be filed in early 2004.
 - Third quarter royalty income increased 23% to $1,149,000 over the year-ago period driven primarily by continued growth of Retin-A Micro(R).
 - Carac formulation patent extended to 2021, increasing expected life of royalty stream.
 - Feasibility studies continue in the areas of ophthalmology, device coatings and DNA; new studies being initiated.
 - Cash, cash equivalents and short-term investments were $11 million at September 30, 2003 compared with $14 million at December 31, 2002.

Third Quarter Financial Results
-------------------------------

A.P. Pharma reported that total revenues for the third quarter of 2003 increased 22% to $1,268,000, compared with $1,041,000 for the third quarter of 2002. This was primarily due to a continuing increase in royalty income from Retin-A Micro marketed by Neutrogena, a Johnson and Johnson company, and Carac, marketed by Dermik Laboratories, an Aventis company. Total revenues also included an increase in contract revenues for research and development work performed in connection with feasibility studies conducted for corporate collaborators.

Research and development expense for the third quarter of 2003 decreased to $1,854,000 from $1,874,000 for the third quarter of 2002. The Company has completed extensive preclinical studies for APF112, its product candidate for post-surgical pain, and work relating to Phase II clinical trials is now underway at several sites, including patient enrollment. The Company is also planning to file an IND for a second product candidate early in 2004.

The loss from continuing operations for the third quarter of 2003 was $1,015,000, or $0.05 per share, compared with a loss from continuing operations of $1,339,000, or $0.07 per share, in the third quarter of 2002. The net loss for the third quarter of 2003 was $1,058,000, or $0.05 per share, compared with a net loss for the third quarter of 2002 of $1,052,000, or $0.05 per share.

Conference Call Information
---------------------------

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) today to discuss this announcement and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., and (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-9291 from outside the U.S., and entering reservation number 3414626.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's web site.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer(TM). Initial target areas of application for the Company's drug delivery technology include pain management, anti-nausea, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners, by proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                          Company Contact:
----------------------------                          ----------------
Lippert/Heilshorn & Associates                        Gordon Sangster
Jody Cain (jcain@lhai.com)                            Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                           (650) 366-2626
(310) 691-7100
                        (Financial tables follow)


                             A.P. Pharma, Inc.
                       Income Statement Highlights
                 (in thousands, except per share data)
                               (Unaudited)

                                     Three Months Ended    Nine Months Ended
                                        September 30,        September 30,
                                        2003      2002       2003     2002
                                        ----      ----       ----     ----
Royalties                             $1,149     $ 935     $3,211   $2,768
Contract Revenues                        119       106        279      193
                                      ------    ------     ------   ------
    Total Revenues                     1,268     1,041      3,490    2,961

Operating Expenses:
  Research & Development               1,854     1,874      6,391    5,243
  General & Administrative               649       644      2,193    2,217
                                      ------    ------     ------   ------

    Total Operating Expenses           2,503     2,518      8,584    7,460

Operating Loss                        (1,235)   (1,477)    (5,094)  (4,499)

Interest Income and Other, Net           220       138        350      516
                                      ------    ------     ------   ------
Loss from Continuing Operations       (1,015)   (1,339)    (4,744)  (3,983)

Gain (Loss) on Disposition of
  Discontinued Operations                (43)      287	      1,759      432
                                      ------    ------     ------   ------

Net Loss                             ($1,058)  ($1,052)   ($2,985) ($3,551)
                                      ======    ======     ======   ======

Basic and Diluted Loss per Share:
  Loss from Continuing Operations     ($0.05)   ($0.07)    ($0.23)  ($0.20)
                                       =====    ======     ======   ======
  Net Loss                            ($0.05)   ($0.05)    ($0.15)  ($0.17)
                                      ======    ======     ======   ======

Shares used in Calculating Loss per
 Share:
  Basic and Diluted                   20,571    20,417     20,527   20,393
                                      ======    ======     ======   ======


                             A.P. Pharma, Inc.
                          Balance Sheet Highlights
                              (in thousands)

                                         September 30, 2003      December 31,
                                             (Unaudited)              2002(1)
                                         ------------------      ------------
Assets

Cash, Cash Equivalents and
  Marketable Securities                    $11,093               $14,121
Accounts Receivable, Net                     1,267                 1,340
Assets Held for Sale                            --                   225
Other Current Assets                           393                   280
                                            ------                ------

Total Current Assets                        12,753                15,966

Property, Plant & Equipment, Net             1,454                 1,626
Other Non-Current Assets                       472                   189
                                            ------                ------
Total Assets                               $14,679               $17,781
                                            ======                ======

Liabilities and Shareholders' Equity

Current Liabilities                        $ 2,027               $ 1,977
Long-Term Deferred Revenues                     75                   345
Shareholders' Equity                        12,577                15,459
                                            ------                ------

Total Liabilities and Shareholders' Equity $14,679               $17,781
                                            ======                ======

(1) Information derived from audited financial statements.